Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
DOMA HOLDINGS, INC.

Doma Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: That the Board of Directors of the Corporation (the “Board”) has duly adopted resolutions (a) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment (the “Certificate of Amendment”) to the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) setting forth the proposed amendment to the Certificate of Incorporation and (b) declaring the Certificate of Amendment to be advisable and in the best interests of the Corporation and its stockholders in accordance with Section 242 of the DGCL.

SECOND: That upon the effectiveness of this Certificate of Amendment, Section 4.1 of Article IV of the Company’s Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“Authorized Capital Stock. The total number of shares of all classes of capital stock, each with a par value of $0.0001 per share, which the Corporation is authorized to issue is 84,000,000 shares, consisting of (a) 80,000,000 shares of common stock (the “Common Stock”), and (b) 4,000,000 shares of preferred stock (the “Preferred Stock”).

Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each 25 shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the New York Stock Exchange as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

THIRD: That thereafter, pursuant to resolution of the Board, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of the Certificate of Amendment.

FOURTH: The Certificate of Amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH: That except as amended hereby, the provisions of the Corporation’s Certificate of Incorporation shall remain in full force and effect.

SIXTH: This Certificate of Amendment shall be effective as of 11:59 p.m. Eastern Daylight Time on June 29, 2023.

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IN WITNESS WHEREOF, the undersigned authorized officer of the Corporation has executed this Certificate of Amendment on this 29th day of June, 2023.

DOMA HOLDINGS, INC.
/s/ Max Simkoff
Name:	Max Simkoff
Title:	Chief Executive Officer